Exhibit 4.12

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, AMC Entertainment Holdings, Inc., a Delaware corporation (“AMC,” the “Company,” or “us”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Class A common stock.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is summarized from, and qualified in its entirety, by reference to our amended and restated certificate of incorporation (the “certificate of incorporation”) and our amended and restated bylaws (the “bylaws”), each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K for the year ended December 31, 2019 of which this Exhibit 4.12 is a part, and the applicable provisions of Delaware law.

Our authorized capital stock consists of 524,173,073 shares of Class A common stock,  par value $0.01 per share (“Class A common stock”), 75,826,927 shares of Class B common stock,  par value $0.01 per share (“Class B common stock”) and 50,000,000 shares of preferred stock,  par value $0.01 per share. As of December 31, 2019, there were 52,080,077 shares of Class A common stock outstanding,  51,769,784 shares of Class B common stock outstanding and no shares of preferred stock outstanding.

Our Class A common stock is listed on the NYSE under the symbol “AMC.” The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A.

Voting Rights:

Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to three votes per share. Holders of Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, unless otherwise required by law.

Our directors are elected by all of the common stockholders voting together as a single class.

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of our outstanding voting power. Except as otherwise required by the Delaware General Corporation Law (the “DGCL”), the certificate of incorporation or voting rights granted to any subsequently issued preferred stock, the holders of outstanding shares of our common stock and our preferred stock entitled to vote thereon, if any, vote as one class with respect to all matters to be voted on by our stockholders. Under the DGCL, amendments to the certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Conversion:

The Class A common stock is not convertible into any other shares of our capital stock.

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock shall convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in the certificate of incorporation.

All authorized shares of Class B common stock shall automatically convert to Class A common stock if and when the holders of Class B common stock collectively hold less than 30% of the aggregate number of outstanding shares of our common stock. Once transferred and converted into Class A common stock, the Class B common stock shall not

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be reissued. No class of common stock may be subdivided or combined unless the other class of common stock is concurrently subdivided or combined in the same proportion and in the same manner.

Dividends:

Holders of Class A common stock and Class B common stock share ratably (based on the number of shares of common stock held) in any dividend declared by the AMC board of directors (the “AMC Board”), subject to any preferential rights of any outstanding preferred stock.

Other Rights:

Upon liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, will be entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of any class of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Preferred Stock:

The certificate of incorporation authorizes the AMC Board to issue from time to time up to an aggregate of 50,000,000 shares of preferred stock in one or more series without further stockholder approval. The AMC Board is authorized, without further stockholder approval, to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series.

Anti-Takeover Effects of Certain Provisions of the Certificate of Incorporation, the Bylaws, and Delaware Law:

Certain provisions of the certificate of incorporation and bylaws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of AMC without prior approval of the AMC Board. These provisions are meant to encourage persons interested in acquiring control of AMC to first consult with the AMC Board to negotiate terms of a potential business combination or offer. For example, the certificate of incorporation and bylaws:

•	provide for a classified board of directors, pursuant to which the AMC Board is divided into three classes whose members serve three-year staggered terms;
•

provide that the size of the AMC Board will be set by members of the AMC Board, and any vacancy on the AMC Board, including a vacancy resulting from an enlargement of the AMC Board, may be filled only by vote of a majority of the directors then in office;

•

do not permit stockholders to take action by written consent unless Dalian Wanda Group Co., Ltd. (“Wanda”) owns shares of our outstanding common stock representing at least 50.1% of the total voting power;

•	provide that, except as otherwise required by law, special meetings of stockholders can only be called by the AMC Board;
•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the AMC Board;
•

limit consideration by stockholders at annual meetings to only those proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the AMC Board or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting;

•

authorize the issuance of “blank check” preferred stock that could be issued by the AMC Board to increase the number of outstanding shares or establish a stockholders rights plan making a takeover more difficult and expensive; and

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•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

The certificate of incorporation expressly states that we have elected not to be governed by Section 203 of the DGCL, which prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time the stockholder became an interested stockholder, subject to certain exceptions, including if, prior to such time, the board of such corporation approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder.  “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company’s board. Although we have elected to opt out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Special Meeting of Stockholders:

Special meetings of our stockholders may be called only by a majority of our directors.

Actions by Written Consent:

Stockholder action by written consent in lieu of a meeting may only be taken so long as Wanda owns common stock representing a majority of our outstanding voting power. Thereafter, stockholder action can be taken only at an annual or special meeting of stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations:

The bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices, not less than 30 days nor more than 60 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the preceding year’s  annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 60th day prior to such meeting and not later than the close of business on the later of the 30th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares:

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of AMC by means of a proxy contest, tender offer, merger or otherwise.

Amendments to Certificate of Incorporation or Bylaws:

The certificate of incorporation provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend the certificate of incorporation. In addition, under the DGCL, an amendment to the certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of

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the shares affected by the amendment, voting as a separate class. Subject to the bylaws, the AMC Board may from time to time make, amend, supplement or repeal the bylaws by vote of a majority of the AMC Board.

Registration Rights:

Pursuant to the management stockholders agreement, dated as of August 30, 2012, as amended on December 17, 2013, by and among us and the stockholders party thereto, certain members of management have the right subject to various conditions and limitations, to include shares of our Class A common stock in registration statements relating to our Class A common stock. Pursuant to a registration rights agreement dated December 23, 2013, we have agreed, subject to certain conditions, to use our best efforts to effect registered offerings upon request from Wanda and have granted incidental or “piggyback” registration rights with respect to our common stock held by Wanda. Pursuant to the investment agreement, dated as of September 14, 2018, by and among us and Silver Lake Alpine, L.P., we have agreed, subject to certain conditions, to use our reasonable efforts to effect registered offerings upon request from holders of the 2.95% Senior Unsecured Convertible Notes due 2024 with respect to such notes and the Class A common stock issuable upon conversion of the notes. These registration rights of our stockholders and other parties could impair the prevailing market price and impair our ability to raise capital by depressing the price at which we could sell our Class A common stock.

Limitation of Liability and Indemnification of Directors and Officers:

As permitted by the DGCL, we have adopted provisions in the certificate of incorporation that limit or eliminate the personal liability of our directors and officers for monetary damages for a breach of their fiduciary duty of care as a director or officer. The duty of care generally requires that, when acting on behalf of the corporation, directors and officers exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for:

•	any breach of the person’s duty of loyalty to us or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or
•	any transaction from which the person derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by the DGCL, the certificate of incorporation and bylaws provide that:

•

we will indemnify our current and former directors and officers and anyone who is or was serving at our request as the director or officer of, or legal representative in, another entity, and may indemnify our current or former employees and other agents, to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•

we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We currently maintain liability insurance for our directors and officers.

The certificate of incorporation requires us to advance expenses to our directors and officers in connection with a legal proceeding, subject to receiving an undertaking from such director or officer to repay advanced amounts if it is determined he or she is not entitled to indemnification. The bylaws provide that we may advance expenses to our employees and other agents, upon such terms and conditions, if any, as we deems appropriate.

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Provisions of the Certificate of Incorporation Relating to Corporate Opportunities:

To address situations in which officers or directors have conflicting duties to affiliated corporations, Section 122(17) of the DGCL allows a corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in specified classes or categories of business opportunities. As such, and in order to address potential conflicts of interest between us and Wanda and its subsidiaries, the certificate of incorporation contains provisions regulating and defining, to the fullest extent permitted by law, the conduct of our affairs as they may involve Wanda and its officers and directors.

The certificate of incorporation provides that, subject to any written agreement to the contrary, Wanda will have no duty to refrain from engaging in the same or similar activities or lines of business that we engage in, and, except as set forth in the certificate of incorporation, neither Wanda nor its officers or directors will be liable to us or our stockholders for any breach of any fiduciary duty due to any such activities of Wanda.

The certificate of incorporation also provides that we may from time to time be or become a party to and perform, and may cause or permit any subsidiary to be or become a party to and perform, one or more agreements (or modifications or supplements to pre-existing agreements) with Wanda. With limited exceptions, to the fullest extent permitted by law, no such agreement, nor the performance thereof in accordance with its terms by us or any of our subsidiaries or Wanda, shall be considered contrary to any fiduciary duty to us or our stockholders of any director or officer of AMC who is also a director, officer or employee of Wanda. With limited exceptions, to the fullest extent permitted by law, no director or officer of AMC who is also a director, officer or employee of Wanda shall have or be under any fiduciary duty to us or our stockholders to refrain from acting on behalf of us or any of our subsidiaries or on behalf of Wanda in respect of any such agreement or performing any such agreement in accordance with its terms.

The certificate of incorporation further provides that if one of our directors or officers who is also a director or officer of Wanda acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both Wanda and AMC, the director or officer will have satisfied his or her fiduciary duty to us and our stockholders with respect to that corporate opportunity if he or she acts in a manner consistent with the following policy:

•

a corporate opportunity offered to any person who is an officer of AMC and who is also a director but not an officer of Wanda, will belong to us unless the opportunity is expressly offered to that person in a capacity other than such person’s capacity as one of our officers, in which case it will not belong to us;

•

a corporate opportunity offered to any person who is a director but not an officer of AMC, and who is also a director or officer of Wanda, will belong to us only if that opportunity is expressly offered to that person in that person’s capacity as one of our directors; and

•

corporate opportunity offered to any person who is an officer of both Wanda and AMC will belong to AMC only if that opportunity is expressly offered to that person in that person’s capacity as one of AMC’s officers.

Notwithstanding these provisions, the certificate of incorporation does not prohibit us from pursuing any corporate opportunity of which we become aware.

These provisions in the certificate of incorporation will no longer be effective on the date that none of our directors or officers are also directors or officers of Wanda.

If the certificate of incorporation did not include provisions setting forth the circumstances under which opportunities will belong to us and regulating the conduct of our directors and officers in situations where their duties to us and Wanda conflict, the actions of our directors and officers in each such situation would be subject to the fact-specific analysis of the corporate opportunity doctrine as articulated under Delaware law. Under Delaware law, a director of a corporation may take a corporate opportunity, or divert it to another corporation in which that director has an interest, if (i) the opportunity is presented to the director or officer in his or her individual capacity, (ii) the opportunity is not essential to the corporation, (iii) the corporation holds no interest or expectancy in the opportunity and (iv) the director or officer has not wrongfully employed the resources of the corporation in pursing or exploiting the opportunity. Based on Section 122(17) of the DGCL, we do not believe the corporate opportunity guidelines set forth in the certificate of incorporation conflict with Delaware law. If, however, a conflict were to arise between the provisions of the certificate of incorporation and Delaware law, Delaware law would control.

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